[redacted]

08027462

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 10549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-53331

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KEVIN DANN & PARTNERS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
400 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Dempsey — (212) 901-4061
(Area Code - Telephone No.)

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
112

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, David J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of KEVIN DANN & PARTNERS, LLC as of December 31, 2007, is true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

KEVIN DANN & PARTNERS, LLC

David J. Dempsey

Subscribed and sworn to
Before me this 27 day of February, 2008

Notary Public

MARC A. PERNA
Notary Public - State of New York
No. 01PE6086282
Qualified In Suffolk County
My Commission Expires Nov. 13, 2009

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) statement of financial condition.
- [ ] (c) statement of income.
- [ ] (d) statement of cash flows.
- [ ] (e) statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) statement of changes in liabilities subordinated to claims of general creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

TABLE OF CONTENTS
KEVIN DANN & PARTNERS, LLC
DECEMBER 31, 2007

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Kevin Dann & Partners, LLC
400 Madison Avenue
New York, New York 10017

We have audited the accompanying statement of financial condition of Kevin Dann & Partners, LLC as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kevin Dann & Partners, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 26, 2008

KEVIN DANN & PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007
EXHIBIT A

ASSETS	
Cash and cash equivalents - Note A	$ 6,326,704
Receivables from brokers, dealers, and clearing broker - Note B	669,502
Other receivables	138,300
Securities owned, at fair value - Note C	574
Property and equipment, at cost, less accumulated depreciation of $468,726 - Note D	24,121
Other assets	178,707
TOTAL ASSETS	$ 7,337,908
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued compensation	$ 4,818,894
Payable to brokers and dealers - Note B	33,000
Accrued expenses and other liabilities	178,027
Total Liabilities	5,029,921
Commitment and contingency - Notes F and G	
MEMBER'S EQUITY	
Member's equity	2,307,987
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,337,908

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

Nature of Operations

Kevin Dann & Partners, LLC (the "Company") is a limited liability company registered in Delaware and is wholly owned by KDP Holdings, LLC (the "Parent").

The Company is engaged in institutional equities brokerage, principal trading and investment banking. The Company's revenues are derived primarily from commission revenues. The Company clears its transactions on a fully disclosed basis through Ridge Clearing & Outsourcing Solutions, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Note A - Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

SEC Rule 15c3-3

The Company effected no transactions with customers as defined in Rule 15c3-3 and, therefore has no amounts reportable under the Rule.

Cash Equivalents

The Company considers money market mutual funds to be cash equivalents. As at December 31, 2007, the Company's cash equivalents consist of money market mutual funds which were fully insured.

Securities Transactions

Transactions in securities, commission revenues and related expenses are recorded on a trade date basis. Unrealized gains or losses on securities transactions are reflected in revenues from principal securities transactions.

Certain commissions are related to soft-dollar arrangements. These arrangements include expenditures related to research and other services to customers in return for these commissions. At December 31, 2007, there was approximately $51,356 included in other liabilities for payables related to expenditures for these soft-dollar arrangements.

Securities Valuation

Securities are valued at quoted market prices.

Note A - Summary of Significant Accounting Policies (continued)

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Fair Value of Financial Instruments

The Company's financial instruments are cash equivalents, securities, receivables, and payables. The recorded values approximate their fair values based on their short-term nature or are recorded at fair market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over useful lives of the respective assets. Amortization of leasehold improvements is computed on the straight-line method over the term of the operating lease or the estimated useful life of the asset, whichever is shorter. The cost of maintenance and repairs are charged to expense as incurred.

Note B - Receivables From and Payable to Brokers, Dealers, and Clearing Broker

As of December 31, 2007, the receivables from and payable to brokers, dealers and clearing broker consist of:

	Receivable	Payable
Commissions receivable from clearing broker	$ 362,321	$ -
Floor brokerage payable	-	29,380
Payable to clearing broker for executed but unsettled transactions	-	3,620
Research income receivable from brokers	51,625	-
Commissions receivable from broker	4,010	-
Cash held as collateral by clearing broker	251,546	-
	$ 669,502	$ 33,000

Note C - Securities Owned

As at December 31, 2007, securities owned consisted of listed United States equities.

Note D - Property and Equipment

Property and Equipment as at December 31, 2007 are summarized as follows:

Computer and communications equipment	$	283,164
Office equipment		94,621
Leasehold improvements		115,064
Total cost		492,849
Less: accumulated depreciation		468,728
Total	$	24,121

Note E - Income Taxes

The Company, as a wholly owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent report's the Company's transactions of income on relevant respective income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note F - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $250,000.

The Company seeks control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may impose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note G - Office Lease

The Company's office space lease expires on June 30, 2008.

Future minimum payments under the lease agreement are $146,886 for the year ending December 31, 2008.

Note H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $6,265,239 which was $6,165,239 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.09 to 1.

END